Exhibit 99.1

ParaZero Announces 2023 Financial Results

Tel Aviv, Israel, March 22, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on drone technologies for commercial drones, defense drones, and urban air mobility aircraft, reported today its financial results for year ended December 31, 2023.

Key Highlights of ParaZero’s Achievements in 2023 & Recent Highlights:

●	ParaZero announced a new development agreement with Colombia-based drone OEM, Black Square, an industrial drone producer leader in the region that focuses on enterprise drone platforms.

●	ParaZero announced the formation of a working partnership with KULR Technology Group, Inc., a global leader in sustainable energy management, to leverage its business network within the defense industry for applying KULR’s vibration reduction technology on helicopter and rotorcraft fleets.

●	ParaZero facilitated one of its customers in obtaining the first-ever light uncrewed aircraft system operator certificate (LUC) in Denmark. The LUC is an organizational approval certificate granted by the European Union Aviation Safety Agency (EASA) that allows for cross-border operations throughout the European Union without additional approvals required.

●	The Australian Civil Aviation Safety Agency authorized drones to operate over populated area and near people when using ParaZero’s safety systems, the first such authorization of its kind in Australia.

●	The Human Environment and Transport Inspectorate (issued a precedent-setting approval for the first drone flights over densely populated areas for drones equipped with ParaZero SafeAir ASTM-certified parachute recovery systems.

●	ParaZero announced that it completed a drone safety project with a Fortune 500 leading automotive manufacturer.

●	ParaZero announced that it expanded its collaboration with Vayu Aerospace Corporation, a US-based drone original equipment manufacturer, where ParaZero will customize its SafeAir system to be integrated at the design stage of Vayu’s G-1MKII VTOL aircraft and jointly participate in performance-based regulatory compliance testing and validation.

●	ParaZero closed its IPO on July 31, 2023, issuing 1,950,000 ordinary shares. Gross proceeds for the offering were approximately $7.8 million prior to deducting underwriting discounts and other offering expenses.

●	ParaZero closed a private placement on October 30, 2023, issuing an aggregate of 1,136,364 ordinary shares, 3,500,000 pre-funded warrants, 4,636,364 series A warrants and 140,373 series B warrants. Gross proceeds for the offering were approximately $5.1 million prior to deducting placement agent expenses and other offering expenses.

ParaZero’s CEO, Boaz Shetzer, stated, “2023 was a crucial year for ParaZero, as we continued to push the boundaries of innovation in drone safety. We believe that our strategic partnerships, coupled with significant regulatory approvals, position us strongly for continued growth and leadership in the drone safety industry. We remain committed to our mission of enhancing the safety and operational capabilities of drones and eVTOLs worldwide, ensuring safer skies for tomorrow.”

Full Year 2023 Financial Highlights:

●	Sales increased by $60,390, or 10.8% to $620,508 for the year ended December 31, 2023, compared to $560,118 for the year ended December 31, 2022. This increase was mainly attributed to that fact, that the company shifted towards sales to OEMs integrations that contributed to a higher volume of sales rather than to the aftermarket segment. This shift is accompanied with recuring revenues.

●	Cost of sales increased by $139,045, or 41.2%, to $476,610 for the year ended December 31, 2023, compared to $337,565 for the year ended December 31, 2022. The increase was mainly due to the increase in and the volume of sales during the year ended December 31, 2023 and an inventory write off increase of approximately $21,000 and partly due to the increase in sales.

●	Research and development expenses decreased by $3,527, or 0.6%, to $636,801 for the year ended December 31, 2023, compared to $640,328 for the year ended December 31, 2022. Research and development expenses mainly consist of labor and subcontractors’ cost.

●	Sales and marketing expenses increased by $223,176, or 84.3%, to $487,904 for the year ended December 31, 2023, compared to $264,728 for the year ended December 31, 2022. The increase resulted mainly from labor and more subcontractors’ costs of $131,000 accompanied an increase in by travel and conferences participation costs of $28,000.

●	General and administrative expenses increased by $706,161, or 92.1%, to $1,472,872 for the year ended December 31, 2023, compared to $766,711 for the year ended December 31, 2022. The increase resulted mainly from expansion in labor and professional services rendered after the IPO and costs associated with becoming a public company, including an increase in D&O insurance and certain filing services.

●	Other finance income, net was $210,675 for the year ended December 31, 2023, compared to finance income, net of $202,958 for the year ended December 31, 2022. Other finance income, net, primarily includes income from interest on deposits and exchange rate differences.

●	Net loss and comprehensive loss increased by $2,118,341, or 128.1%, to $3,771,379 for the year ended December 31, 2023, compared to a net loss of $1,653,038 for the year ended December 31, 2022. The increase was the result of increase with non-cash items such as changes in fair value of convertible note, changes in fair value of derivative warrant liabilities, along with increase in operating expenses, as described above.

●	The loss per share in 2023, was $0.77 compared to net loss per share of $0.49 in 2022.

●	As of December 31, 2023, the company’s cash and cash equivalents was $7,428,405 and the company’s total shareholders’ equity was $6,105,058.

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial and defense unmanned systems, drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations in advanced use cases, including flight over populated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its belief that its strategic partnerships, coupled with significant regulatory approvals, position it strongly for continued growth and leadership in the drone safety industry and its mission of enhancing the safety and operational capabilities of drones and eVTOLs worldwide, ensuring safer skies for tomorrow. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

ParaZero Technologies Ltd.

BALANCE SHEET

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2023	December 31, 2022
ASSETS	(audited)
CURRENT ASSETS:
Cash and cash equivalents	7,428,405	89,806
Trade receivables	22,376	184,064
Other current assets	651,560	179,541
Deferred prospective initial public offering costs	-	291,133
Inventories	264,468	304,823
TOTAL CURRENT ASSETS	8,366,809	1,049,367

NON-CURRENT ASSETS:
Operating lease right-of-use asset	8,127	56,893
Property and equipment, net	49,981	41,311
TOTAL NON-CURRENT ASSETS	58,108	98,204

TOTAL ASSETS	8,424,917	1,147,571

LIABILITIES AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2023	December 31, 2022
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	(audited)
CURRENT LIABILITIES:
Trade payables	56,682	47,260
Operating lease liabilities	7,543	45,097
Other current liabilities	690,861	774,647
Convertible notes	-	1,514,928
TOTAL CURRENT LIABILITIES	755,086	2,381,932

NON-CURRENT LIABILITIES:
Derivative warrant liabilities	1,564,773	—
Operating lease liabilities, net of current portion	—	7,775
Loan from a related party		399,794
TOTAL NON-CURRENT LIABILITIES	1,564,773	407,569

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, NIS 0.02 par value: Authorized 25,000,000 as of December 31, 2023 and December 31, 2022; Issued and outstanding 10,073,956 and 3,597,442 shares as of December 31, 2023 and as of December 31, 2022, respectively	56,227	21,456
Additional paid-in capital	24,471,888	12,988,292
Accumulated losses	(18,423,057)	(14,651,678)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	6,105,058	(1,641,930)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	8,424,917	1,147,571

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,
	2023	2022	2021
	(audited)
Sales	620,508	560,118	724,391
Cost of Sales	476,610	337,565	464,715
Gross profit	143,898	222,553	259,676
Research and development expenses	636,801	640,328	603,702
Selling and marketing expenses	487,904	264,728	168,700
General and administrative expenses	1,472,872	766,711	474,703
Prospective initial public offering expenses	345,925	389,396	—
Operating loss	2,799,604	1,838,610	987,429
Change in fair value of convertible notes	504,976	—	—
Change in fair value of derivative warrant liabilities	277,600	—	—
Issuance expenses attributable to derivate warrant liability	247,129	—	—
Interest expenses on related party loan	152,745	17,386	—
Other finance income, net	(210,675)	(202,958)	(372,048)

Net loss and comprehensive loss	3,771,379	1,653,038	615,381

Net loss per ordinary share, basic and diluted	0.77	0.49	1.71
Weighted-average number of ordinary shares outstanding, basic and diluted	4,891,071	3,349,071	359,743

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Additional
	Number of shares	Amount	paid-in Capital	Accumulated Losses	Total
	U.S. dollars
BALANCE AS OF JANUARY 1, 2021	359,743	1,945	6,380,403	(12,383,259)	(6,000,911)
Comprehensive loss	—	—	—	(615,381)	(615,381)
BALANCE AS OF DECEMBER 31, 2021	359,743	1,945	6,380,403	(12,998,640)	(6,616,292)
Conversion of Former Parent Company’s debt into ordinary shares and warrants	3,237,699	19,511	6,403,797	—	6,423,308
Stock based compensation	—	—	91,377	—	91,377
Benefit to the Company by an equity holder with respect to funding transactions	—	—	112,715	—	112,715
Comprehensive and net loss	—	—	—	(1,653,038)	(1,653,038)
BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
Stock based compensation			490,015	—	490,015
Conversion of convertible note into ordinary shares	504,976	2,734	2,017,170	—	2,019,904
Issuance of ordinary shares and warrants upon initial public offering, net of issuance costs	1,950,000	10,561	5,919,064	—	5,929,625
Issuance of ordinary shares, pre-funded warrants, and warrants upon private placement, net of issuance costs	4,021,538	21,476	3,045,180	—	3,066,656
Benefit to the Company by an equity holder with respect to funding transactions	—	—	12,167	—	12,167
Comprehensive loss	—	—	—	(3,771,379)	(3,771,379)
BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058)

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:	(audited)
Net loss	(3,771,379)	(1,653,038)	(615,381)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	17,087	18,495	17,627
Stock based compensation	14,815	52,286	—
Interest expenses with respect to funding from related party	112,373	12,509	—
Change in fair value of convertible loan	504,976	—	—
Changes in fair value of derivative liabilities	277,600	—	—
Issuance expenses attributable to derivative warrant liabilities	247,129	—	—
Inventory write-down	33,360	12,387	—
Foreign currency exchange differences with respect to amount due to a Former Parent Company	—	(243,948)	(402,365)
Finance expenses	583	4,021	342
Changes in operating assets and liabilities:
Trade receivables, net	161,689	(176,863)	28,595
Other current assets	(472,020)	(96,782)	21,667
Deferred prospective initial public offering cost	—	(252,041)	—
Inventories	6,995	34,205	6,738
Operating lease right-of-use asset	48,766	(48,633)	49,020
Trade payables	9,422	10,145	(35,764)
Operating lease liabilities	(45,911)	(48,975)	50,836
Other accounts payable	(83,785)	404,597	(107,213)

Net cash used in operating activities	(2,938,300)	(1,971,635)	(985,898)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(25,757)	(9,725)	(5,572)

Net cash used in investing activities	(25,757)	(9,725)	(5,572)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cost associated with the conversion of the Former Parent Company’s debt	—	(84,780)	—
Proceeds from issuance of convertible notes	—	1,514,928	—
Issuance of ordinary shares in initial public offering, net of issuance costs	6,695,957	—	—
Issuance of ordinary shares, pre-funded warrants and warrants in private placement, net of issuance costs	4,106,699	—	—
Receipt of loan from related party	245,000	500,000	—
Repayment of loan from related party	(745,000)	—	—
Receipt of loans from the Former Parent Company	—	107,994	940,624
Repayment of bank loan	—	—	(30,068)

Net cash provided by financing activities	10,302,656	2,038,142	910,556